UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 811-22097

(Check One)
☐	Form 10-K	☐	Form 20-F	☐	Form 11-K

☐	Form 10-Q	☐	Form 10-D	☒	Form N-SAR	☐	Form N-CSR

For Period Ended:                                           November 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

**EXPLANATORY NOTE**

The Registrant originally filed an Application for Extension of Time on Form 40-8b25 pursuant to Rule 8b-25 under the Investment Company Act of 1940 on January 29, 2009 and filed its N-SAR on February 6, 2009.  The Registrant is making this filing on Form 12b-25 following discussions with the staff of the Securities and Exchange Commission solely to ensure that the correct form was filed with respect to the Registrant's request for an extension of time.

PART I - REGISTRANT INFORMATION

Tortoise Gas and Oil Corporation

Full Name of Registrant

N/A

Former Name if Applicable

11550 Ash Street, Suite 300

Address of Principal Executive Office (Street & Number)

Leawood, Kansas 66211

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Due to the availability of more current information related to the calculation of the Registrant's deferred tax asset, the Registrant is not able to finalize the presentation of these assets in its financial statements for a timely filing of its Form N-SAR. The Registrant is working diligently to process this information and its Form N-SAR will be completed and filed with the Securities and Exchange Commission as soon as practicable.

The Registrant believes that the extension of time will not disadvantage trading in its shares since the shares were initially offered in a private placement and no trading market exists for the shares.

The facts and circumstances described above make it impractical for the Registrant to furnish a Form N-SAR by January 29, 2009. Further, the Registrant strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act of 1940 as well as the protection of investors.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Terry C. Matlack                                         (913)                                                981-1020
           (Name)                                                      (Area Code)                                           (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?☒Yes ☐No

If answer is no, identify report(s).

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
	☒Yes	☐No

During the fiscal year ended November 30, 2008, the underlying market value of the Registrant's portfolio securities declined and the impact of this decline is reflected in the Registrant's results of operations.

Tortoise Gas and Oil Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Company Name

Date: February 27, 2009	By:	/s/ Terry C. Matlack
Terry C. Matlack
Chief Financial Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).